July 3, 2008

Linda Stirling

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

Laura Hatch

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Dunham Funds, File Nos. 333-150950, 811-22153, Form N-14.  Reorganization of the Kelmoore Strategy Fund, Kelmoore Strategy Eagle Fund and the Kelmoore Strategy Liberty Fund (the "Kelmoore Funds"), each a series of Kelmoore Strategic Trust, with and into the Dunham Monthly Distribution Fund, a series of Dunham Funds.

Dear Ms. Stirling and Ms. Hatch:

On May 15, 2008, Dunham Funds (the "Registrant"), on behalf of the Dunham Monthly Distribution Fund (the “Fund”), a series of the Registrant, filed a registration statement under the Securities Act of 1933 on Form N-14.  On June 12, 2008 and June 27,2008, Ms. Stirling provided oral comments.  Please find below the Registrant's responses to those comments which supersedes and replaces the Registrant's comments filed as correspondence on June 20, 2008.  Several typographical and grammatical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized Ms. Stirling's comments.  A response to comments provide by Ms. Hatch will follow under separate cover.

      1.

Comment.  Please explain what will happen to the reorganization if shareholders of one or more of the Kelmoore Funds do not approve the reorganization.

Response.  The following sentence has been added to the first answer under the section entitled QUESTIONS AND ANSWERS RELATING TO THE REORGANIZATION.

If the shareholders of one or more Kelmoore Funds do not approve the Reorganization, the Reorganization will not proceed until such time as the Reorganization is approved by all three Kelmoore Funds.

2.

Comment.  Please explain the assertion that the stocks selected for the Kelmoore Strategy Liberty Fund will have a lower volatility than stocks selected for the Kelmoore Strategy Fund and the Kelmoore Strategy Eagle Fund.

Response.  Under the section entitled Principal Investment Strategies, the following disclosure has been added to the registration/proxy statement.

•

expected to have a lower volatility than the stocks selected by Kelmoore Strategy Fund and Kelmoore Strategy Eagle Fund based upon historical patterns

3.

Comment.  Please explain any differences in the options writing strategy between the Kelmoore Funds and the Dunham Fund under Principal Investment Strategies.

Response.  The following disclosure has been added to the registration/proxy statement.

The Fund also may write call and/or put options as part of an investment strategy relating to companies that are subject to a merger or other reorganization.

4.

Comment.  Under Principal Investment Strategies, please explain what certain market conditions might cause the Sub-Adviser to hedge by purchasing put options for the Dunham Fund.

Response.  The following disclosure has been added to the registration/proxy statement.

The Sub-Adviser may, under certain market conditions (such as in anticipation of a decline in the market price of securities held by the Fund), seek to protect or “hedge” the Fund’s portfolio against a decline in the value of the stocks the Fund owns by purchasing put options.

5.

Comment.  Under Principal Investment Strategies, please explain why the stocks selected for the Dunham Fund have a lower volatility than stocks in other segments of the market.

Response.  The above referenced disclosure has been deleted from the registration/proxy statement.

    ~~have a lower volatility than the stocks in other segments of the market~~

6.

Comment.  Under How the Funds Compare, please elaborate on the differences in Principal Investment Strategies between the Kelmoore Funds and the Dunham Fund.

Response.  The following disclosure has been added to the registration/proxy statement.

In contrast to the Kelmoore Funds, the Dunham Fund does not have a principal investment strategy of focusing on any industry groups.  The Kelmoore Strategy Fund and the Kelmoore Strategy Liberty Fund focus on the financial services, consumer goods, manufacturing, natural resources and technology sectors of the market and the Kelmoore Strategy Eagle Fund focuses on the financial services, technology and communications sector of the market.  Because the Dunham Fund does not focus on particular industry groups, its investment performance may lag that of funds focused on the financial services, consumer goods, manufacturing, natural resources, technology and communications sectors.  Additionally, the Dunham Fund employs investment selection criteria different than, and in addition to, the Kelmoore Funds in that it focuses on issuers that may be subject to a merger, reorganization or some other special situation.  The Dunham Fund also as part of its investment strategy, sells short stocks the Fund does not own.  The Dunham Fund employs this strategy for hedging purposes.  This strategy exposes the Fund to different and additional risks not borne by the Kelmoore Funds.  If the price of the security sold short by the Dunham Fund increases between the time of the short sale and the time the Dunham Fund covers its short position, it will incur a loss.  Also, the Dunham Fund is required to make a deposit of collateral in connection with such short sales and may have to pay a fee to borrow particular securities and will often be obligated to pay over any dividends and accrued interest on borrowed securities.  These aspects of short selling increase the costs to the Dunham Fund and will reduce its rate of return.  Additionally, the successful use of short selling may be adversely affected by imperfect correlation between movements in the price of the security sold short and the securities being hedged.

7.

Comment.  Please explain why the Kelmoore Strategy Liberty Fund was chosen as the accounting and performance survivor.

Response.  We believe that the Kelmoore Strategy Liberty Fund ("Liberty Fund") is the accounting and performance survivor of the reorganization of the Funds based on the factors set forth in North American Security Trust (pub. avail. Aug. 5, 1994).  Under that no-action letter, the following comparative factors should be used in determining which predecessor fund the new fund most closely resembles: investment advisers, investment objectives, investment policies and restrictions, expense structures and ratios, asset size and portfolio composition.  The Kelmoore Strategy Liberty Fund was selected as the accounting and performance survivor for the following reasons:

A. Investment Advisor.  The New Fund has a different investment adviser and sub-adviser than the investment adviser for the Kelmoore Funds.  Consequently, this factor is not determinative.

B. Investment Objective.  The primary investment object of the New Fund and each Kelmoore Fund is identical.  However, the New Fund and the Liberty Fund have a secondary investment objective which is identical.  Specifically, the secondary objective is capital preservation from buying put options.  The Strategy Fund and the Eagle Fund have only primary investment objectives.  Because the primary and secondary investment objectives of the New Fund and the Liberty Fund are identical, and different from the other two Kelmoore Funds, the New Fund can be considered a continuation of the Liberty Fund.

C. Investment Policies and Restrictions.  The New Fund's principal investment strategy is not identical to any of the Kelmoore Funds, but is most like the Liberty Fund with respect to its emphasis on buying put options for capital preservation.  The New Fund does not have a strategy of focusing on any named industry groups as do the Kelmoore Funds.  The New Fund does have a strategy of focusing on mid-cap and large-cap stocks, which is similar to the Eagle Fund, while the Strategy Fund and the Liberty Fund focus on large-cap stocks.  However, even though the stock size criteria of the New Fund and the Eagle Fund are the same, the New Fund further qualifies its size criteria by adding the partial condition that the companies be subject to a merger or reorganization.  The investment style of the Liberty Fund most closely resembles the style to be used by the New Fund going forward.  On balance, the Liberty Fund has the most investment policy continuity with the New Fund because of the shared emphasis on capital preservation through buying put options.  This distinguishes it from the other two Funds.

D. Expense Structures and Ratios.  The New Fund has a substantially similar expense structure to all three Kelmoore Funds in that they all offer Class A shares with a load and 12b-1 plan and Class C shares without a load, but with a 12b-1 plan.  The New Fund will also offer Class N shares without a load or 12b-1 expenses.  The expenses ratios of the Kelmoore Funds are nearly identical and higher than the projected expense ratio of the New Fund.  Because there are no distinguishing differences in expense structure or expense ratios among the Kelmoore Funds these factors are not determinative.

E. Asset Size and Portfolio Composition.  The New Fund is expected to most closely resemble the Liberty Fund in relative portion of assets devoted to equities, calls and puts on those equities.

In total, based upon the analysis of comparative factors noted above, it is reasonable to conclude that the newly formed Dunham Monthly Distribution Fund is a continuation of the Kelmoore Strategy Liberty Fund.

8.

Comment.  Please explain in the total return bar charts that the Class C shares have no sales charge and that Class A shares have lower historical performance.

Response.  The following disclosure has been added to the registration/proxy statement following each bar chart.

The bar chart gives historical performance for Class C shares, which have no sales charge or load.  Class A shares have a sales charge and consequently have lower historical returns.

9.

Comment.  Please correct the numbering of footnotes in the average annual total return table for the Kelmoore Strategy Fund and define the NASDAQ, S&P 100 and CBOE indices in the performance tables for all three Kelmoore Funds.  Also explain which broad-based securities market index will be chosen for comparative purposes for the Dunham Fund and explain why the chosen index is appropriate.

Response.  The following disclosure has been added to the registration/proxy statement in the following performance tables:

	1 Year	5 Years	Since Inception
Kelmoore Strategy Fund – Class A1 Returns Before Taxes	(5.19)%	4.57%	(3.16)%
Kelmoore Strategy Fund – Class C~~1~~2 Returns Before Taxes	(0.46)%	5.00%	(2.90)%
Return After Taxes on Distributions,~~2,~~3,4[5]	(5.02)%	2.31%	(5.88)%
Return After Taxes on Distributions and Redemptions~~2,~~3,4,5	(0.23)%	2.74%	(3.93)%
Standard & Poor’s 100 Index~~5~~6	3.82%	9.04%	0.47%
Chicago Board Options Exchange BuyWrite Monthly Index~~5~~6	6.61%	10.24%	5.21%

1Inception date October 25, 1999.

~~3~~2Inception date May 3, 1999.

~~4~~3The Fund offers more than one class of shares.  After-tax returns are shown for only Class C shares and after-tax returns for Class A shares will vary.

~~5~~4After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.

~~6~~5Actual after-tax returns depend on an investor’s tax situation, may differ from those shown, and are not relevant to investors who hold their fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

~~2~~6The Standard & Poor’s 100 Index (“S&P 100”) is an unmanaged index of the 100 largest market capitalization stocks in the S&P 500  and the Chicago Board Options Exchange BuyWrite Monthly Index (“CBOE”) ~~are~~  is an  unmanaged inde~~eces~~x composed of a long position in the S&P 500 and a short (or written) position in call options on the S&P 500 index.  ~~and t~~The performance of an index assumes no transaction costs, taxes, management fees or other expenses.  A direct investment in an index is not possible.

Footnote number five to the average annual total return table for the Eagle Fund has been modified as follows.

5The NASDAQ Composite Index (the “NASDAQ”) is an unmanaged index of approximately 3000 securities traded on the  National Association of Securities Dealers Automated Quotation System and the Chicago Board Options Exchange BuyWrite Monthly Index (“CBOE") ~~are~~  is an  unmanaged inde~~eces~~x composed of a long position in the S&P 500 and a short (or written) position in call options on the S&P 500 index. ~~and t~~The performance of an index assumes no transaction costs, taxes, management fees or other expenses.  A direct investment in an index is not possible.

Footnote number five to the average annual total return table for the Liberty Fund has been modified as follows.

5The NASDAQ Composite Index (the “NASDAQ”) is an unmanaged index of approximately 3000 securities traded on the  National Association of Securities Dealers Automated Quotation System and the Chicago Board Options Exchange BuyWrite Monthly Index (“CBOE") ~~are~~ is an  unmanaged inde~~eces~~x composed of a long position in the S&P 500 and a short (or written) position in call options on the S&P 500 index. ~~and t~~The performance of an index assumes no transaction costs, taxes, management fees or other expenses.  A direct investment in an index is not possible.

Additionally, the Dow Jones Wilshire 5000 Composite Index ("Wilshire 5000") has been chosen as the appropriate broad-based securities market index for the Dunham Fund because the Fund expects to invest in equity securities of companies with a wide range of market capitalization and the Wilshire 5000 Index encompasses companies with a wide range of market capitalizations.

10.

Comment.  Please explain any differences in the Funds' fundamental policies with respect to underwriting securities.

Response.  The following disclosure has been added to the registration/proxy statement under the section entitled Fundamental Investment Limitations 5. Underwriting.

The Dunham Fund states this fundamental policy with respect to purchasing securities while the Kelmoore Funds state this fundamental policy with respect to buying securities.  While the phrasing is different, the policies are substantially similar in that they recognize that a fund may be "deemed" to be an underwriter for certain purposes under the Securities Act of 1933.  None of the Funds acts as an intermediary between the issuer of a security and the investing public. Consequently, there are no practical differences between the Kelmoore Funds and the Dunham Fund with respect to underwriting securities.

11.

Comment.  Please explain any differences in the Funds' fundamental and non-fundamental policies with respect to borrowing.

Response.  The following disclosure has been added to the registration/proxy statement under the section entitled Non-Fundamental Investment Limitations Borrowing Comparison .

The Kelmoore Funds have both a fundamental and non-fundamental policy with respect to borrowing.  The non-fundamental policy, which can be changed at any time, is more restrictive.  The Dunham Fund has only a fundamental borrowing policy, which is substantially similar to the Kelmoore Funds' fundamental policy.  The practical effect of these differences is that the Kelmoore Funds are somewhat more restricted in their limitations on borrowing because under their non-fundamental policy, they may borrow only for temporary purposes and in amounts of only up to 10% of each Kelmoore Fund's total assets.  They may, however, borrow in excess of 10% to meet redemption requests.

12.

Comment.  Please explain the action the Dunham Fund would take if illiquid securities were to exceed 15% of its net assets.

Response.  The following disclosure has been modified in the registration/proxy statement to clarify the Fund's procedure under Non-Fundamental Investment Limitations Illiquid Securities Dunham Fund .

If, through a change in values, net assets or other circumstances, the Fund ~~was~~ were in a position where more than 15% of its net assets  were invested in illiquid securities, it would  take appropriate steps to protect liquidity.

13.

Comment.  Please elaborate on the difference in the use of puts, calls, straddles and spreads between the Kelmoore Funds and the Dunham Fund.

Response.  The following disclosure has been modified in the registration/proxy statement to clarify the Funds' limitations under Non-Fundamental Investment Limitations Investments in Puts, Calls, Straddles and Spreads

The Dunham Fund may invest in combinations of options known as spreads.  Call option spreads are composed of a (1) short (or written) position in a call option on a security at a certain exercise price and a (2) long position in a call option on the same security but with a different exercise price.  The Dunham Fund may also invest in put option spreads which are constructed in a similar manner.  Additionally, the Dunham Fund may invest in combinations of puts and calls known as straddles.  Straddles are composed of a (1) long position in a call option and a (2) long position in a put option on the same underlying security. The exercise price of the call and the put are usually the same but may be different depending on the investment outlook of the Sub-Adviser.  In addition to the basic forms of spreads and straddles described above, there are many variations of spreads and straddles which may be constructed using differing exercise prices, expiration dates and long and/or short (or written) positions.  The Kelmoore Funds may also invest in such straddles and spreads except that the Kelmoore Funds may only purchase put options when a Fund owns the underlying stock on which the put would be purchased.

14.

Comment.  Please elaborate on any differences in the non-fundamental policies between the Funds with respect to mortgaging, pledging or hypothecating securities.

Response.  The following disclosure has been added to the registration/proxy statement under Non-Fundamental Investment Limitations Mortgaging, Pledging or Hypothecating Securities Comparison.

Even though the Kelmoore Funds do not have a non-fundamental policy with respect to mortgaging, pledging or hypothecating securities, they do have fundamental and non-fundamental policies with respect to borrowing, which have the same effect as the Dunham Fund's non-fundamental policy with respect to mortgaging, pledging or hypothecating securities.

15.

Comment.  Please remove superfluous accounting language from the description of the Dunham Fund's valuation policy for puts and calls.

Response.  The following disclosure has been deleted from the registration/proxy statement under the section entitled The Funds' Purchase, Exchange and Redemption Procedures Pricing Fund Shares Dunham Fund.

~~When the Fund writes a call, an amount equal to the premium received is included in the Fund's Statement of Assets and Liabilities as an asset, and an equivalent deferred credit is included in the liability section. The deferred credit is adjusted ("marked to market") to reflect the current market value of the call. If a call written by the Fund is exercised, the proceeds on the sale of the underlying securities are increased by the premium received. If a call or put written by the Fund expires on its stipulated expiration date or if the Fund enters into a closing transaction, it will realize a gain or loss depending on whether the premium was more or less than the transaction costs, without regard to unrealized appreciation or depreciation on the underlying securities. If a put held by the Fund is exercised by it, the amount the Fund receives on its sale of the underlying investment is reduced by the amount of the premium paid by the Fund.~~

16.

Comment.  Please note the differences between Fund valuation policies with respect to securities which trade on Far Eastern security exchanges.

Response.  The following disclosure has been modified and/or added to the registration/proxy statement under the section entitled The Funds' Purchase, Exchange and Redemption Procedures Pricing Fund Shares Dunham Fund.  Please note that foreign replaces Far Eastern.

Trading in securities on ~~Far Eastern~~ foreign securities exchanges and over-the-counter markets is normally completed well before the close of business on each business day in New York (i.e., a day on which the NYSE is open). In addition, ~~Far Eastern~~ foreign securities trading generally or in a particular country or countries may not take place on all business days in New York.  Furthermore, trading takes place in various foreign markets on days that are not business days in New York, and on which the Fund’s net asset value is not calculated. The Fund calculates net asset value per share, and therefore effects sales, redemptions and repurchases of its shares, as of the close of regular trading on the NYSE once on each day on which the NYSE is open. Such calculation may not take place contemporaneously with the determination of the prices of the majority of the portfolio securities used in such calculation. If events that may materially affect the value of such securities occur between the time when their price is determined and the time when the Fund’s net asset value is calculated, such securities may be valued at fair value as determined in good faith in accordance with procedures approved by the Board of Trustees of the Trust.

The Kelmoore Funds do not specify a fair value policy with respect to valuation of securities which trade on foreign exchanges under the scenario when events materially affect the value of such securities between the time when they are valued at the close of trading at their exchange and the time when Fund's net asset value is calculated.  As of March 31, 2008, none of the Kelmoore Funds held any securities that trade exclusively or principally on foreign exchanges.  The Dunham Fund may invest in securities which trade principally on foreign exchanges, but investing in such securities is not a principal investment strategy.

17.

Comment.  Please specify the purchase order cut off time for the Funds.

Response.  The following disclosure has been added to the registration/proxy statement under the section entitled Purchase Procedures.

Direct purchase orders received by the Kelmoore Funds and the Dunham Fund ~~Dunham~~ by the close of the regular session of trading on the NYSE on a day that the securities markets are open, generally 4:00 p.m., Eastern time, are effected at that day’s public offering price or NAV.

Purchase orders received by broker-dealers before the close of trading of the regular session on the NYSE on a day that the securities markets are open, and transmitted to ~~Dunham~~ the Kelmoore Funds and the Dunham Fund by 4~~[  ]~~:00 p.m., Eastern time, that day are effected at that day’s public offering price or NAV.

18.

Comment.  Please elaborate on any differences in the purchase procedures between the Funds.

Response.  The following disclosure has been added to the registration/proxy statement under the section titled Purchases of Shares at Net Asset Value Comparison.

The Dunham Fund offers a reinvestment period of 120 days after the date that shares are redeemed in which to reinvest proceeds in the Class A shares of the same Fund at NAV, while the Kelmoore Funds offer 60 days.

Response.  The following disclosure has been added to the registration/proxy statement under the section titled Purchases of Class A Shares at a Reduced Sales Load Comparison.

The Dunham Fund does not include in its Right of Accumulation plan Class A shares held indirectly through financial intermediaries (other than a shareholder's current broker-dealer) or employer sponsored retirement plans (other than an employer sponsored IRA).  Under the Dunham Fund's Letter of Intent method of reducing Class A sales loads, the Dunham Fund's Prospectus expressly states the minimum commitment to purchase is $50,000 while under the Kelmoore Funds' Letter of Intent method of reducing Class A sales loads, the Kelmoore Prospectus only implies a minimum commitment to purchase $50,000 by implicit reference to its "Class A Shares—Front-End Sales Charge" breakpoint table.  Additionally, the Dunham Fund permits a shareholder to include purchases made by that shareholder's spouse and children under the age of 21 under the Letter of Intent method of reducing Class A sales loads, while the Kelmoore Funds do not.

19.

Comment.  Please elaborate on the tax consequences of fund distributions which represent a return of capital.

Response.  The following disclosure has been added to the registration/proxy statement under the section entitled Dividend Policies Kelmoore Funds.

In the past, all or a significant portion of the Kelmoore Funds’ monthly distributions included a return of capital.  A return of capital is not taxable to a shareholder unless it exceeds a shareholder's tax basis in the shares.  Returns of capital reduce a shareholder's tax cost (or "tax basis").  Once a shareholder's tax basis is reduced to zero, any further return of capital would be taxable.

The Dunham Fund also seeks to pay monthly distributions, if practicable based on available cash and projected cash flow, from (a) net investment income, ~~and~~ (b) realized short-term capital gains from equity holdings and option premiums and, if necessary, (c) from capital.  A return of capital is not taxable to a shareholder unless it exceeds a shareholder's tax basis in the shares.  Returns of capital reduce a shareholder's tax cost (or "tax basis").  Once a shareholder's tax basis is reduced to zero, any further return of capital would be taxable.

20.

Comment.  Please elaborate on the sector risks of the Kelmoore Funds as compared to the eachother and the Dunham Fund.

Response.  The following disclosures have been added to the registration/proxy statement under PRINCIPAL RISKS Comparison of Risks.

Additionally, the Kelmoore Strategy Fund and the Kelmoore Strategy Liberty Fund have additional sector risks because of their investment focus on the consumer goods, manufacturing and natural resources sectors.  The Dunham Fund does not have a sector focus and is therefore not expected to have similar sector specific risks.  However, because the Dunham Fund may invest in any or all of the sectors in which the Kelmoore Funds invest, it will be exposed to the risks to which the Kelmoore Funds are exposed as a consequence of their sector specific strategy.  The Dunham Fund and the Kelmoore Strategy Eagle Fund will be exposed to medium capitalization risk because of their investment in medium capitalization companies.

21.

Comment.  Please elaborate on the explanation of sector risks.

Response.  The following disclosure has been added to the registration/proxy statement under the section entitled Explanation of Risks.

Consumer Goods Sector Risk – A Fund may invest in securities of issuers in the consumer goods sector.  These securities are subject to special risks including the risk that government regulation, the performance of the overall economy, interest rates, competition, consumer confidence or spending, or changes in demographics or consumer preferences may reduce the value of an issuer's stock.

Financial Services Sector Risk – A Fund may invest in securities of issuers subject to financial services sector risks, including the risk that government regulation, the cost of capital funds, changes in interest rates, or price competition may reduce the value of an issuer's stock

Manufacturing Sector Risk – A Fund may invest in securities of issuers subject to manufacturing sector risks, including the risk that economic cycles, technical obsolescence, labor relations, or government regulation may reduce the value of an issuer's stock.

Natural Resources Sector Risk – A Fund may invest in securities of issuers subject to natural resources sector risks, including the risk that international political and economic developments, energy conservation, the success of exploration projects, or tax and other government regulation may reduce the value of an issuer's stock.

Technology Sector Risk – A Fund may invest in securities of issuers subject to technology sector risks, including the risk that government regulation and newer products, systems or information may be developed and introduced to the marketplace, thereby substantially reducing the value of an issuer's stock.

22.

Comment.  Please elaborate on the explanation of forced liquidation risk.

Response.  The following disclosure has been added to the registration/proxy statement under the section entitled Explanation of Risks.

When a call option which a Fund has written is exercised, a Fund must deliver the security upon which the call is written.  This means that a Fund would be forced to deliver a security out of its portfolio and replace it, or purchase the same security on the open market for delivery.  Under either scenario a Fund would face increased transaction costs because of its need to purchase securities, either for delivery to the party exercising the call option or to replace a security delivered to the other party out of its portfolio, subject to call options.

23.

Comment.  Please remove the repetitive disclosure relating to the risks of put options.

Response.  The following disclosure has been deleted from the registration/proxy statement under the section entitled PRINCIPAL RISKS and under the section entitled Explanation of Risks.

~~Purchasing Put Options~~	-	-

~~Purchasing Put Options - When a Fund purchases put options, it risks the loss of the cash paid for the options if the options expire unexercised. Under certain circumstances, a Fund may not own any put options, resulting in increased risk during a market decline.~~

24.

Comment.  Please elaborate on the tax consequences of a distribution that is classified as a return of capital.

Response.  The following disclosure has been added to the registration/proxy statement under the section entitled Explanation of Risks Tax Consequences.

Distributions of interest, dividends and capital gains are taxable to investors.  Distributions which are a return of capital are not taxable to a shareholder unless they exceed a shareholder's tax basis in Fund shares.  Returns of capital reduce a shareholder's tax cost (or "tax basis").  Once a shareholder's tax basis is reduced to zero, any further return of capital would be taxable.

25.

Comment.  Please specify the employment histories for the Kelmoore portfolio managers for the last five years.

Response.  The following disclosure has been revised in to the registration/proxy statement under FUND MANAGEMENT Kelmoore Funds The Portfolio Managers.

Mr. Kelmon, Chairman and~~,~~ Chief Investment Officer of the Adviser and Portfolio Manager for the Kelmoore Funds ~~Chief Executive Officer of the Adviser~~, has served in such capacity since April 2008.  Additionally, Mr. Kelmon serves as Chief Executive Officer of the Adviser, a position he has held since 1992. He co-founded Kelmoore  to execute the personalized investment strategies he developed over a long ~~distinguished~~ career in the securities industry.

Mr. Puccinelli, Portfolio Manager, joined Kelmoore in 2003.  He began serving as Portfolio Manager for the Kelmoore Funds in April of 2008.  Additionally, he began serving as a Portfolio Manger for the Adviser in 2005.  From 2003 he served in various sales and administrative roles for the Adviser.   Prior to joining Kelmoore, he was a Financial Advisor for Morgan Stanley working with high net worth individuals from 2000 to 2003.

26.

Comment.  Please supply the number and dollar amount of other accounts managed by the Kelmoore Funds' Portfolio Managers under the section entitled Management of Other Accounts

Response.  The following details have been added to the registration/proxy statement.

	Number of Other Accounts Managed and Total Assets in Millions by Account Type			Number of Accounts and Total Assets for Which Advisory Fee is Performance-Based
Name of Portfolio Manager	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
Kelmoore Strategy Fund
Ralph Kelmon	0/$0	0/$0	109/$28	0/$0	0/$0	0/$0
Ron Puccinelli	0/$0	0/$0	109/$28	0/$0	0/$0	0/$0
Kelmoore Strategy Eagle Fund
Ralph Kelmon	0/$0	0/$0	109/$28	0/$0	0/$0	0/$0
Ron Puccinelli	0/$0	0/$0	109/$28	0/$0	0/$0	0/$0
Kelmoore Strategy Liberty Fund
Ralph Kelmon	0/$0	0/$0	109/$28	0/$0	0/$0	0/$0
Ron Puccinelli	0/$0	0/$0	109/$28	0/$0	0/$0	0/$0

27.

Comment.  Please add an explanatory sentence prior to the Adviser's list of responsibilities.

Response.  The following disclosure has been added to the registration/proxy statement under the section entitled Dunham Fund The Investment Adviser.

The Adviser's supervisory responsibilities include the following:

28.

Comment.  Please define the null zone in the Sub-Adviser's fulcrum fee agreement.

Response.  The following disclosure has been revised in the registration/proxy statement under the section entitled Dunham Fund The Investment Adviser.

No adjustment is made to the sub-advisory fees if the performance falls within the “null zone~~,~~” of plus or minus 0.15% versus the benchmark,  i.e. a range where performance differences are not meaningful.  Performance fee adjustments are triggered when Fund performance is plus or minus 0.16% versus the benchmark.

29.

Comment.  Please provide greater detail in the 5-year professional history of the portfolio managers for the Dunham Fund.

Response.  The following disclosure has been added to the registration/proxy statement under the section entitled Sub-Adviser Portfolio Managers.

Roy D. Behren came to Westchester in 1994 from the U.S. Securities and Exchange Commission.  From 1994 to 2007 he served as a Research Analyst and began serving as a Portfolio Manager in 2007.

Michael T. Shannon ~~joined Westchester in 1996~~ began serving a Portfolio Manager for Westchester in 2007.  Prior to 2007, he was a Senior Vice President for mergers and special situations at D.E. Shaw & Co from 2005 to 2006.  From 1996 to 2005 Mr. Shannon served as a Research Analyst for Westchester.  He received a B.S. in Finance from Boston College ~~and was subsequently hired by J.P. Morgan, where he worked in the Firm's corporate Finance, mergers & acquisitions and equity research departments. After a brief period as Senior Vice President in charge of Mergers and Special Situations at D.E. Shaw& Co. from March 2005 to May 2006, he rejoined Westchester.~~  He holds the Chartered Financial Analyst designation.

Frederick W. Green has served as a Portfolio Manager for the Sub-Adviser since 1989 and  has over 35 years’ experience in the investment business.

30.

Comment.  Please note that Mr. Behren's dual role as portfolio manager and chief compliance officer may lessen or compromise his effectiveness.

Response.  Please note that we acknowledge that because of the multiple roles of the Portfolio Managers, there cannot be a complete elimination of potential conflicts of interest.  The following disclosure has been added to the registration/proxy statement under the section entitled Management of Other Accounts Potential Conflicts of Interest.

Additional oversight by a senior officer of the Sub-Adviser (Mr. Green, who is a Portfolio Manager) is designed to offset any potential reduction in the effectiveness of Mr. Behren because of his dual role as Portfolio Manager and Chief Compliance Officer.

31.

Comment.  Please include additional descriptions of the securities to be issues by the Dunham Fund.

Response.  The following disclosure has been added to the second paragraph of registration/proxy statement under the section entitled INFORMATION RELATING TO THE REORGANIZATION Description of the Reorganization.

Shares of the Dunham Monthly Distribution Fund are shares of beneficial interest without par value, issued in Classes A and C, in the Dunham Monthly Distribution Fund series of the Dunham Funds under its Agreement and Declaration of Trust and By-Laws.  Under the Agreement and Declaration of Trust and By-Laws, Dunham Funds may issue an indefinite number of shares of beneficial interest for each class of shares of the Dunham Monthly Distribution Fund.  By class, each share of the Dunham Monthly Distribution Fund represents an equal proportionate interest with other shares of the Dunham Monthly Distribution Fund.  Each share, by class, has equal earnings, assets, and voting privileges, and is entitled to dividends and other distributions out of the income earned and gain realized on the assets belonging to the Fund as authorized by the Board of Trustees with respect to each class. Shares of the Dunham Fund entitle their holders to one vote per full share and fractional votes for fractional shares held. Shares of the Dunham Fund received by each shareholder of each respective Kelmoore Fund in the Reorganization will be issued at NAV without a sales charge, fully paid and non-assessable.  Shares have no subscription or preemptive rights.  In the event of a liquidation or dissolution of the Dunham Funds or the Dunham Monthly Distribution Fund, shareholders of the Fund are entitled to receive the assets available for distribution belonging to that class of shares of the Fund, and a proportionate distribution, based upon the relative asset values of the respective funds, of any general assets, if any, not belonging to any particular fund which are available for distribution.

32.

Comment.  Please describe the status of the reorganization if each of the three Funds do not approve the reorganization.

Response.  The following disclosure has been added to the registration/proxy statement under the section entitled INFORMATION RELATING TO THE REORGANIZATION Description of the Reorganization.

If the shareholders of each of the three Kelmoore Funds do not approve the reorganization, the reorganization will not proceed until such time that all three Kelmoore Funds approve the reorganization.

33.

Comment.  Please expand the use of pro forma designations in the section describing capitalization.

Response.  The following disclosures have been added to the registration/proxy statement under the section entitled Capitalization.

The following table sets forth, as of December 31, 2007,: (i) the audited capitalization of each of the Kelmoore Funds (ii) the hypothetical unaudited pro forma capitalization of the Dunham Fund, and (iii) the unaudited pro forma combined capitalization of the Funds assuming the Reorganization has been approved.  If the Reorganization is consummated, the capitalizations are likely to be different on [___ __], 2008 as a result of daily share purchase and redemption activity in the Funds and changes in NAV.

Class A Shares of Fund	Net Assets	Net Asset Value Per Share	Shares Outstanding
Kelmoore Strategy Fund	$33,453122	$27.39	1,221,543
Kelmoore Strategy Eagle Fund	$46,839,606	$8.12	5,765,237
Kelmoore Strategy Liberty Fund	$18,222,534	$46.78	389,506
Dunham Monthly Distribution Fund (pro forma)	$0	$0	0
Adjustment for Shares Outstanding	--	--	2,475,240.2
Combined Fund (pro forma)	$98,515,262	$10.00	9,851,526.2

Class C Shares of Fund	Net Assets	Net Asset Value Per Share	Shares Outstanding
Kelmoore Strategy Fund	$34,576,903	$24.53	1,408,952
Kelmoore Strategy Eagle Fund	$39,419,792	$7.20	5,476,813
Kelmoore Strategy Liberty Fund	$15,161,064	$43.50	348,553
Dunham Monthly Distribution Fund (pro forma)	$0	$0	0
Adjustment for Shares Outstanding	--	--	1,680,557.9
Combined Fund (pro forma)	$89,148,759	$10.00	8,914,875.9

34.

Comment.  Please describe in greater detail the Kelmoore Fund's Board's conclusions in reaching their decision to approve the reorganization under the section entitled REASONS FOR THE REORGANIZATION.

Response.  The following modifications and additions have been made to the registration/proxy statement.

REASONS FOR THE REORGANIZATION

At a meeting held on May 2, 2008, the Board of Trustees of the Trust unanimously voted that the proposed Reorganizations would be in the best interests of each Kelmoore Fund and its shareholders and that the interests of the shareholders would not be diluted.  At this meeting, representatives of the Adviser provided, and the Board of Trustees reviewed, detailed information about the proposed Reorganization.  The representatives provided information to the Board of Trustees concerning: (i) the specific terms of the Reorganizations, including information regarding comparative expense ratios; (ii) the proposed plans for ongoing management, distribution and operation of the Kelmoore Funds and the Dunham Fund; and (iii) the impact of the Reorganizations on the Kelmoore Funds and their shareholders.

Before approving the Reorganizations, the Board of Trustees examined all factors that it considered relevant.  In connection with its deliberations, the Board of Trustees inquired into a number of matters and considered a variety of factors related to the proposed Reorganization, including, but not limited to the following:

Services

a.

The nature, extent, and quality of the services provided by Kelmoore and to be provided by Dunham;

b.

The service features and investment options available to shareholders of the Acquired Funds and the Acquiring Fund;

c.

The decision by Dunham to hire a qualified third-party in a sub-advisory capacity.

With respect to the quality of services to be provided under the new advisory agreement, the Board considered, among other things, the background and experience of Dunham's senior management and the expertise of, and amount of attention expected to be given to the Acquiring Fund by, investment analysts and both junior and senior investment personnel of Dunham.  The Board also reviewed the qualifications, background and responsibilities of the team members primarily responsible for day-to-day portfolio management services for the Acquiring Fund. The Board concluded that it was satisfied with the quality of the investment advisory services anticipated to be provided to the Acquiring Fund by Dunham, and that there was a reasonable basis on which to conclude that the quality of investment advisory services to be provided by Dunham under the new advisory agreement should equal or exceed the quality of investment advisory services provided by Kelmoore under the current advisory agreement.

Investment Performance and Compatibility

d.

The investment performance of each Acquired Fund and the Acquiring Fund, if operational, and the investment performance of Kelmoore and Dunham generally;

e.

The compatibility of the investment objectives, policies and restrictions of the Acquired Funds and the Acquiring Fund, which will be a new series organized to substantially match the Acquired Funds’ objectives, policies and restrictions;

f.

The past changes in asset levels of the Acquired Funds, and the potential benefits to Acquired Funds’ shareholders from the Acquired Funds’ access to the potentially larger distribution network and capability of the Acquiring Fund;

Through the Reorganization, the Board concluded that shareholders will be invested in an Acquiring Fund with similar objectives and strategies to those of the Acquired Funds.  As a result, the Board noted that the style and risk/return profile of the Acquiring Fund will remain comparable to those of the shareholders’ current investment.  While aware that past performance is not necessarily indicative of future results, the Board concluded that the historical performance of the registered investment companies and institutional accounts advised by Dunham compared favorably in relation to similar portfolios, and that it was reasonable to believe that Dunham would provide satisfactory performance in the future.

Expenses

g.

The costs of the services to be provided and profits to be realized by Dunham and its affiliates from their relationship with each Acquired Fund;

h.

The extent to which economies of scale may be realized;

i.

Whether fee levels may reflect any economies of scale for the benefit of an Acquired Fund’s investors;

j.

The anticipated effect of the Reorganization on per-share expenses, both before and after waivers, of the Acquired Funds;

k.

The expense ratios and available information regarding the fees and expenses of the Acquiring Fund;

l.

That the expenses of the Reorganization would ~~not~~ be borne partially by the Acquired Funds’ shareholders;

The Board concluded that the larger net asset size of the Acquiring Fund may permit the Acquiring Fund to achieve certain economies of scale as certain costs can be spread over a larger asset base, and the larger Acquiring Fund may achieve greater portfolio diversity and potentially lower portfolio transaction costs.

Benefits to Kelmoore and Dunham

m.

Any benefits derived by Kelmoore or to be derived by Dunham from its relationship with each Acquired Fund such as soft dollar arrangements;

The Board concluded that the ancillary benefits that Dunham could be expected to receive with regard to providing investment advisory and other services to the Acquiring Fund, such as those noted above, were not unreasonable.

No Dilution and Tax-Free Transaction

n.

The terms and conditions of the Reorganization and that no dilution of shareholder interests is expected;

o.

The favorable U.S. federal tax consequences of the Reorganization;

p.

The absence of unfavorable other indirect tax consequences of the Reorganization;

The Board concluded that the Reorganization provides for a transfer of substantially all the assets and certain stated liabilities of Acquired Funds in exchange for shares of Acquiring Fund that is intended to be a tax-free reorganization under Section 368(a)(1) of the Code. The Board noted that the shareholders will receive Acquiring Fund shares equivalent to the aggregate net asset value of their Acquired Fund shares, and will pay no federal income tax on the transaction.

Dunham’s Reputation and Possible Alternatives

q.

The reputation, financial strength and resources of Dunham and its affiliates, and its expressed plans for the Acquired Funds after the proposed Reorganization;

r.

The realistic alternatives of either a sale of Kelmoore’s advisory business or the liquidation of the Acquired Funds in the absence of a sale to Dunham; and

s.

The future prospects of the Acquired Funds if the proposed Reorganization was not effected, and the effects on the Acquired Funds of the resulting delay.

The Board of Trustees determined that the Reorganizations are in the best interests of each Kelmoore Fund's shareholders.  On the basis of the information provided to the Board of Trustees and its evaluation of that information, the Board recommends that the shareholders of each Kelmoore Fund approve the Reorganization.

35.

Comment.  Please describe, under the section entitled Voting Rights and Required Vote, the status of the reorganization if all three Funds do not approve the reorganization.

Response.  The following disclosures have been added to the registration/proxy statement under the section entitled VOTING MATTERS Voting Rights and Required Vote.

If the shareholders of each of the three Kelmoore Funds do not approve the reorganization, the reorganization will not proceed until such time that all three Kelmoore Funds approve the reorganization.

36.

Comment.  Please describe, under the section entitled Shareholder Rights and material differences in rights.

Response.  The following disclosure has been added to the registration/proxy statement under the section entitled SHAREHOLDER RIGHTS General Shareholder Rights.

Comparison of Shareholder Rights

We de not believe there are any material differences in shareholder rights between the Kelmoore Funds and the Dunham Fund.

37.

Comment.  Please specify which documents are incorporated by reference in the section entitled Information About the Kelmoore Funds and the Dunham Fund.

Response.  The following disclosure has been added to the registration/proxy statement under the section entitled INFORMATION ABOUT THE KELMOORE FUNDS AND THE DUNHAM FUND.

For a detailed discussion of the investment objectives, policies, risks and restrictions of the Kelmoore Funds, see the Prospectus for the Trust dated May 1, 2008, which has been filed with the SEC and is incorporated by reference into this Proxy Statement/Prospectus.  A Statement of Additional Information for the Trust dated May 1, 2008, has been filed with the SEC, and is incorporated by reference into this Proxy Statement/Prospectus.  Copies of the prospectus and Statement of Additional Information for the Kelmoore Funds are available upon request and without charge by calling toll-free 1-877-328-9456.

If you have any questions or additional comments, please call the undersigned at 614-469-3238.

Best regards,

/s/ Parker D. Bridgeport
Parker D. Bridgeport

Parker.Bridgeport@ThompsonHine.com   Phone 614.469.3238   Fax 614.469.3361